UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                       (Amendment No.   21     )*


                            Magellan Technology, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $0.0001 Par Value
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                559092-40-8
                               --------------
                               (CUSIP Number)

                           Richard G. Brown, Esq.
                  Kimball, Parr, Waddoups, Brown & Gee
                              P.O. Box 11019
                       Salt Lake City, UT  84147
                              (801) 532-7840
 ------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)


                               April 1, 1997
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 10           SEC 1746 (12-91)

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 2 of 10 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William A. Fresh

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)  [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                  7     SOLE VOTING POWER

 NUMBER OF              1,168,636
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH
REPORTING               2,096,332
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        1,168,636

                 10     SHARED DISPOSITIVE POWER

                        2,096,332

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,264,968

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        23.8%

14      TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 3 of 10 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reva Luana Fresh

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)  [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                  7     SOLE VOTING POWER

 NUMBER OF              -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH
REPORTING               2,096,332
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        -0-

                 10     SHARED DISPOSITIVE POWER

                        2,096,332

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,096,332

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        15.4%

14      TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 4 of 10 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WAF Investment Company

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)  [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Utah

                  7     SOLE VOTING POWER

 NUMBER OF              -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH
REPORTING               853,000
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        -0-

                 10     SHARED DISPOSITIVE POWER

                        853,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        853,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        6.3%

14      TYPE OF REPORTING PERSON*

        PN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 5 of 10 Pages


    This Amendment No. 21 to the Schedule 13D of William A. Fresh, Reva Luana Fresh and WAF Investment Company amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 1, 1992, Amendment No. 1 thereto filed on December 9, 1992, Amendment No. 2 thereto filed on February 9, 1993, Amendment Nos. 3, 4, 5, 6, 7, 8 and 9 thereto filed on May 24, 1994, Amendment No. 10 thereto filed on October 4, 1994 and Amendment Nos. 11, 12, 13, 14, 15, 16, 17, 18, 19 and 20 filed on February 24, 1997.

Item 1.  Security and Issuer

    (a) Title of Class of Equity Securities: Common Stock, $0.0001 par value (the "Common Stock")

    (b)  Name of Issuer:  Magellan Technology, Inc. (the "Issuer")

    (c) Address of Issuer's Principal Executive Office: 990 West Atherton Drive, Salt Lake City, UT 84123

Item 2.  Identity and Background

    (a)  Name:   William A. Fresh ("WA Fresh")
                 Reva Luana Fresh ("RL Fresh")
                 WAF Investment Company ("WAF")

    (b) Residence address for WA Fresh and RL Fresh and business address for WAF:

                 2238 East Gambel Oak Drive, Sandy, Utah 84092

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                 WA Fresh is the Chief Executive Officer and Chairman of the Board of the Issuer;
                 RL Fresh is not employed outside of the home; and WAF is in the business of investments.

    (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                 None

    (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                 None

    (f)  Citizenship of WA Fresh and RL Fresh:  United States
         Citizenship of WAF: Utah

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 6 of 10 Pages

Item 3.  Source and Amount of Funds or Other Consideration

         On April 1, 1997, WAF acquired 53,000 shares of the Common Stock from another shareholder of the Issuer (the "Seller"), in a private transaction, at a purchase price of $.37/share.

Item 4.  Purpose of Transaction

         On April 1, 1997, WAF entered into a Stock Purchase and Sale Agreement (the "Agreement") with the Seller. Pursuant to the terms of the Agreement, WAF purchased 53,000 shares of the Common Stock from the Seller. The shares of the Common Stock acquired by WAF were acquired for investment purposes.

         WA Fresh, RL Fresh and WAF reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, WA Fresh, RL Fresh and WAF presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

    (a) The aggregate number of shares of the Common Stock beneficially owned by WA Fresh is 3,264,968 shares, which includes (i) 1,034,598 shares of the Common Stock held by WA Fresh in his own name, (ii) 50,000 shares of the Common Stock held by WA Fresh and RL Fresh as the trustees of The Reva Luana Fresh Family Living Trust, (iii) 108,338 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh, (iv) 700 shares of the Common Stock underlying currently exercisable options held by WA Fresh, (v) 853,000 shares of the Common Stock held by WAF of which WA Fresh and RL Fresh are the general partners, (vi) 1,133,332 shares of the Common Stock held by RL Fresh, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power, (vii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for two family members, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power and (viii) 25,000 shares held by the William A. Fresh and Reva Luana Fresh Charitable Remainder Trust (the "Charitable Remainder Trust"). The 3,264,968 shares of the Common Stock represent 23.8% of the outstanding shares of the Issuer.

         The aggregate number of shares of the Common Stock beneficially owned by RL Fresh is 2,096,332 shares, which includes (i) 853,000 shares of the Common Stock held by WAF, of which WA Fresh and RL Fresh are the general partners, (ii) 1,133,332 shares of the Common Stock held by RL Fresh in her own name, (iii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for two family members and (iv) 50,000 shares of the Common Stock held by RL Fresh and WA Fresh as the trustees of The Reva Luana Fresh Family Living Trust. The 2,096,332 shares of the Common Stock represent 15.4% of the outstanding shares of the Issuer.

         The aggregate number of shares of the Common Stock beneficially owned by WAF is 853,000 shares, which represent 6.3% of the outstanding shares of the Issuer.

    (b) WA Fresh has the sole power to vote, direct the vote, dispose and direct the disposition of (i) the 1,034,598 shares of the Common Stock held in his own name, (ii) the 108,338 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh,
         (iii) the 700 shares of the Common Stock underlying currently

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 7 of 10 Pages

         exercisable options held by WA Fresh and (iv) the 25,000 shares held by the Charitable Remainder Trust.

         Due to their spousal relationship, WA Fresh may be deemed to share with RL Fresh the power to vote, direct the vote, dispose of and direct the disposition of (i) the 1,133,332 shares of the Common Stock held in the name of RL Fresh and (ii) the 60,000 shares of the Common Stock held by RL Fresh as Custodian for two family members. In addition, WA Fresh and RL Fresh, as the general partners of WAF, share the power to vote, direct the vote, dispose and direct the disposition of the 853,000 shares of the Common Stock held in the name of WAF. Lastly, WA Fresh and RL Fresh, as the trustees of The Reva Luana Fresh Family Living Trust, share the power to vote, direct the vote, dispose and direct the disposition of the 50,000 shares held in the name of such trust. Neither RL Fresh nor WAF have the sole power to vote, direct the vote, dispose or direct the disposition of any shares of the Common Stock.

    (c) On February 10, 1997, the Charitable Remainder Trust entered into a separate Stock Purchase and Sale Agreement with another shareholder of the Issuer. Pursuant to the terms of such Stock Purchase and Sale Agreement, the Charitable Remainder Trust purchased 25,000 shares of the Common Stock from such shareholder on each of February 10, 1997 and May 1, 1997 and will purchase another 25,000 shares of the Common Stock from such shareholder on each of August 1, 1997 and November 1, 1997.

         On April 1, 1997, WAF entered into the Agreement with the Seller. Pursuant to the terms of the Agreement, WAF purchased 53,000 shares of the Common Stock from the Seller.

    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On February 10, 1997, the Charitable Remainder Trust entered into a separate Stock Purchase and Sale Agreement with another shareholder of the Issuer. Pursuant to the terms of such Stock Purchase and Sale Agreement, the Charitable Remainder Trust purchased 25,000 shares of the Common Stock from such shareholder on each of February 10, 1997 and May 1, 1997 and will purchase another 25,000 shares of the Common Stock from such shareholder on each of August 1, 1997 and November 1, 1997.

         On April 1, 1997, WAF entered into the Agreement with the Seller. Pursuant to the terms of the Agreement, WAF purchased 53,000 shares of the Common Stock from the Seller.

Item 7.  Material to Be Filed as Exhibits

         Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

         Attached hereto as Exhibit B is a copy of the Stock Purchase and Sale Agreement dated February 10, 1997.

         Attached hereto as Exhibit C is a copy of the Stock Purchase and Sale Agreement dated April 1, 1997.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 8 of 10 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




May 5, 1997                            /s/ RICHARD G. BROWN
---------------------------------      ------------------------------------
Date                                   William A. Fresh by Richard G.
                                       Brown, Attorney-in-Fact pursuant to
                                       a Power of Attorney dated November
                                       7, 1996, a manually signed copy of
                                       which is on file with the Commission
                                       and incorporated herein by this
                                       reference



May 5, 1997                            /s/ RICHARD G. BROWN
---------------------------------      ------------------------------------
Date                                   Reva Luana Fresh, by Richard G.
                                       Brown, Attorney-in-Fact pursuant to
                                       a Power of Attorney dated November
                                       7, 1996, a copy of which is on file
                                       with the Commission and incorporated
                                       herein by this reference


                                       WAF Investment Company,
                                            a Utah limited partnership


May 5, 1997                            By:/s/ RICHARD G. BROWN
---------------------------------      ------------------------------------
Date                                   Richard G. Brown, Attorney-in-Fact
                                       pursuant to a Power of Attorney
                                       dated February 14, 1997, a copy of
                                       which is filed herewith and
                                       incorporated herein by this
                                       reference

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 9 of 10 Pages

                               INDEX TO EXHIBITS




Exhibit         Description
-----------   ----------------------------------------------------------


A Written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

B               Stock Purchase and Sale Agreement dated February 10, 1997.

C               Stock Purchase and Sale Agreement dated April 1, 1997.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 10 of 10 Pages
                                 EXHIBIT A


                                 AGREEMENT

    Each of the undersigned agrees that this Amendment No. 21 to Schedule
13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.




May 5, 1997                            /s/ RICHARD G. BROWN
---------------------------------      ------------------------------------
Date                                   William A. Fresh by Richard G.
                                       Brown, Attorney-in-Fact pursuant to
                                       a Power of Attorney dated November
                                       7, 1996, a manually signed copy of
                                       which is on file with the Commission
                                       and incorporated herein by this
                                       reference



May 5, 1997                            /s/ RICHARD G. BROWN
---------------------------------      ------------------------------------
Date                                   Reva Luana Fresh, by Richard G.
                                       Brown, Attorney-in-Fact pursuant to
                                       a Power of Attorney dated November
                                       7, 1996, a copy of which is on file
                                       with the Commission and incorporated
                                       herein by this reference


                                       WAF Investment Company,
                                            a Utah limited partnership


May 5, 1997                            By:/s/ RICHARD G. BROWN
---------------------------------      ------------------------------------
Date                                   Richard G. Brown, Attorney-in-Fact
                                       pursuant to a Power of Attorney
                                       dated February 14, 1997, a copy of
                                       which is filed herewith and
                                       incorporated herein by this reference

                                                                  EXHIBIT B
                STOCK PURCHASE AND SALE AGREEMENT



     THIS STOCK PURCHASE AND SALE AGREEMENT is made as of February 10, 1997, by and among CFT Management, a Nevada corporation ("CFT"), Ballard Investment, a limited partnership organized under the laws of the State of Utah ("Ballard") and William A. Fresh, Trustee of the William A. and Reva Luana Fresh Charitable Remainder Trust dated November 25, 1996 (the "Trust"), Ballard and Trust are sometimes herein referred to individually as a "Purchaser" and collectively as "Purchasers."

     THE PARTIES HEREBY AGREE as follows:

     1.   Purchase and Sale.

          1.1 Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, Purchasers agree to purchase and CFT agrees to sell to Purchasers 200,000 shares of the Common Stock ("Shares") of Magellan Technology, Inc. ("Magellan") at a purchase price of $.375 per Share. Of the 200,000 Shares to be purchased, each of the Purchasers will purchase 25,000 Shares on each of February 10, 1997, May 1, 1997, August 1, 1997 and November 1, 1997.

          1.2 Closings. The initial purchase and sale of the Shares shall take place at the offices of Kimball, Parr, Waddoups, Brown & Gee on February 10, 1997, or at such other time and place as CFT and the Purchasers mutually agree upon (the initial purchase and sale and each subsequent purchase and sale are designed as a "Closing"). At the initial Closing and at each subsequent Closing, CFT shall deliver to Purchasers certificates representing the number of Shares which each Purchaser is purchasing against delivery to CFT by Purchasers of cash or a certified bank cashier's or other check reasonably acceptable to CFT for the purchase price then due.

          1.3 Option. To further induce Ballard to purchase the Shares being purchased by Ballard, CFT hereby grants to Ballard an option, exercisable in full or part, at anytime prior to midnight on November 30, 1997, to purchase an additional 100,000 Shares at an exercise price of $.375 per Share. The option may be exercised by Ballard at anytime and from time to time by delivery of a notice of exercise, together with cash or certified check in payment for the Shares being purchased.

     2.   Representations and Warranties of the Company.   CFT hereby
represents and warrants to Purchasers that:

          2.1 Incorporation. CFT is a corporation duly organized and validly existing, is in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

          2.2 Authorization. All corporate action on the part of CFT and its officers and directors and shareholders necessary for the authorization, execution, delivery and performance of all obligations of CFT under this Agreement and for the authorization, issuance and delivery of the Shares being sold hereunder has been or shall be taken prior to the Closings, and this Agreement, when executed and delivered, shall constitute a valid and legally binding obligation of CFT.

          2.3 No liens. All of the Shares are owned solely by CFT and have not been pledged, hypothecated or otherwise subjected to any claim, lien, encumbrance or security interest in favor of any person. When sold and transferred as provided in this Agreement, Purchasers will acquire good and marketable title to the Shares free of any such lien, claim or encumbrance whatsoever.

          2.4 Value of Shares. CFT acknowledges, agrees and represents that it, through its President, Donald P. Cox, is fully informed with respect to the business, financial condition and business prospects of Magellan, of which Donald P. Cox is a director, including without limitation, the business, financial condition and business prospects of SkyHook Technologies, Inc. ("SkyHook"), a wholly owned subsidiary of Magellan of which Donald P. Cox has served as an officer and director. CFT further acknowledges, agrees and represents that the decision to sell the Shares is a result of an unexpected change in the employment and personal circumstances of Donald P. Cox and is not based upon any solicitation or representation by Purchasers or any other person. CFT also acknowledges, agrees and represents that the price to be paid by Purchasers for the Shares is based upon arms length negotiations between CFT and the Purchasers which were initiated by CFT. Finally, CFT acknowledges that the Shares may in the future increase substantially in value based upon projected increases in sales, revenue and income of Magellan, attributable in part to projected sales, revenues and income of SkyHook and has, nevertheless, determined to complete the sale of the Shares to Purchasers.

     3. Representations and Warranties of Purchasers. Purchasers represent and warrant to CFT as follows:

          3.1 Authorization. This Agreement has been authorized by each of Purchasers and, when executed and delivered by Purchasers, will constitute the valid and legally binding obligation of each Purchaser.

          3.2 Accredited Status. Each of Purchasers is an "accredited investor" as that term is defined in Rule 501 promulgated under the Securities Act of 1933 (the "Act").

     4.   Securities Act of 1933.

          4.1  Investment Representation.

               (a) This Agreement is made with Purchasers in reliance upon Purchasers' representations to Magellan, which by its acceptance hereof, each Purchaser hereby confirms (and authorizes Magellan to rely upon) that the Shares to be received will be acquired for investment for an indefinite period for its own account and not with a view to the sale or distribution of any part thereof, and that it has no present intention of selling or otherwise distributing the same, but subject, nevertheless, to any requirement of law that the disposition of its property shall at all times be within its control. By executing this Agreement, each Purchaser further represents it does not have any contract, undertaking, agreement or arrangement with any person to sell or transfer to such person any of the Shares.

               (b) Purchasers understand that the Shares are not and may never be registered under the Act on the ground that the sale provided for in this Agreement and the transfer of the Shares is exempt pursuant to the Act and that Magellan's reliance on such exemption is predicated on Purchasers' representations set forth herein.

               (c) Each Purchaser agrees that in no event will it make a disposition of any of the Shares unless the Shares shall have been registered under the Act or until (i) it shall have notified Magellan with a statement of the circumstances surrounding the proposed disposition and (ii) it shall have furnished Magellan with an opinion of counsel reasonably satisfactory to Magellan to the effect that (A) such disposition will not require registration of such Shares under the Act, and (B) that appropriate action necessary for compliance with the Act has been taken.

               (d) Each Purchaser represents that it is able to fend for itself in the transaction contemplated by this Agreement, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, has the ability to bear the economic risks of his investment and has been furnished with and has had access to such information as would be made available in the form of a registration statement together with such additional information as is necessary to verify the accuracy of the information supplied and to have all questions which have been asked, answered.

               (e) Each Purchaser understands that if a registration statement covering the Shares under the Act is not in effect when it desires to sell any of the Shares, it may be required to hold such Shares for an indeterminate period. Each Purchaser also acknowledges that it understands that any sale of the Shares which might be made by it in reliance upon Rule 144 under the Act may be made only in limited amounts in accordance with the terms and conditions of that Rule.

          4.2 Legends. All certificates for the Shares shall bear substantially the following legend:

          "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT PURPOSES. SAID SHARES MAY NOT BE SOLD OR TRANSFERRED UNLESS (A) THEY HAVE BEEN REGISTERED UNDER SAID ACT, OR (B) THE COMPANY'S TRANSFER AGENT IS PRESENTED WITH EITHER A WRITTEN OPINION SATISFACTORY TO COUNSEL FOR THE COMPANY OR A 'NO-ACTION' OR INTERPRETIVE LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE CIRCUMSTANCES OF SUCH SALE OR TRANSFER."

     5.   Miscellaneous.

          5.1 Entire Contract. Except as specifically referenced herein, this Agreement constitutes the entire contract among the parties hereto concerning the subject matter hereof and no party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein. Any previous agreement among the parties related to the transactions described herein is superseded hereby. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

          5.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Utah.

          5.3 Titles and Subtitles. The titles of the paragraphs and subparagraphs of this Agreement are for convenience and are not to be considered in construing this Agreement.

          5.4 Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail, addressed to a party at its address hereinafter shown below its signature or at such other address as such party may designate by ten (10) days advance written notice to the other party.

          5.5 Survival of Warranties. The warranties and representations of CFT contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing hereunder.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first written above.

                                 CFT MANAGEMENT, a Nevada corporation



                                 By  /s/ DONALD P. COX
                                   -------------------------------------
                                   Donald P. Cox, President


                                 BALLARD INVESTMENT, a limited partnership
                                    organized under the laws of the State of Utah



                                 By  /s/ M. RUSSELL BALLARD
                                   -------------------------------------
                                   M. Russell Ballard, General Partner


                                 THE WILLIAM A. FRESH AND REVA LUANA
                                  FRESH CHARITABLE REMAINDER TRUST,
                                     dated November 25, 1996



                                 By  /s/ WILLIAM A. FRESH
                                   -------------------------------------
                                  William A. Fresh, Trustee

                                                                EXHIBIT C

                     STOCK PURCHASE AND SALE AGREEMENT



     THIS STOCK PURCHASE AND SALE AGREEMENT is made as of April 1, 1997, by and among The Reginald Hughes Family Limited Partnership ("Hughes") and those purchasers whose names and addresses appear on the signature page of this Agreement, sometimes herein referred to individually as a "Purchaser" and collectively as "Purchasers."

     THE PARTIES HEREBY AGREE as follows:

     1.   Purchase and Sale.

          1.1 Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, Purchasers agree to purchase and Hughes agrees to sell to Purchasers 100,000 shares of the Common Stock ("Shares") of Magellan Technology, Inc. ("Magellan") at a purchase price of $.37 per Share, allocated among Purchasers as set forth on the signature page.

          1.2 Closings. The purchase and sale of the Shares shall take place at the offices of Kimball, Parr, Waddoups, Brown & Gee on April 1, 1997, or at such other time and place as Hughes and the Purchasers mutually agree upon (the "Closing"). At the Closing, Hughes shall deliver to Purchasers certificates representing the number of Shares which each Purchaser is purchasing against delivery to Hughes by Purchasers of cash or a certified bank cashier's or other check reasonably acceptable to Hughes for the purchase price.

     2.   Representations and Warranties of the Company.   Hughes hereby
represents and warrants to Purchasers that:

          2.1 Incorporation. Hughes is a limited partnership duly organized and validly existing under the laws of the State of Utah and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

          2.2 Authorization. All action on the part of Hughes and its General Partner necessary for the authorization, execution, delivery and performance of all obligations of Hughes under this Agreement and for the authorization, sale and delivery of the Shares being sold hereunder has been or shall be taken prior to the Closing, and this Agreement, when executed and delivered, shall constitute a valid and legally binding obligation of Hughes.

          2.3 No liens. All of the Shares are owned solely by Hughes and have not been pledged, hypothecated or otherwise subjected to any claim, lien, encumbrance or security interest in favor of any person. When sold and transferred as provided in this Agreement, Purchasers will acquire good and marketable title to the Shares free of any such lien, claim or encumbrance whatsoever.

          2.4 Value of Shares. Hughes acknowledges, agrees and represents that it, through its General Partner, Reginald L. Hughes, is fully informed with respect to the business, financial condition and business prospects of Magellan, of which Reginald L. Hughes is a director and chief financial officer, including without limitation, the business, financial condition and business prospects of SkyHook Technologies, Inc. ("SkyHook"), a wholly owned subsidiary of Magellan of which Reginald L. Hughes is an officer and director. Hughes further acknowledges, agrees and represents that the decision to sell the Shares is a result of pressing and immediate personal financial circumstances and is not based upon any solicitation or representation by Purchasers or any other person. Hughes also acknowledges, agrees and represents that the price to be paid by Purchasers for the Shares is based upon arms length negotiations between Hughes and the Purchasers which were initiated by Hughes. Finally, Hughes acknowledges that the Shares may in the future increase substantially in value based upon projected increases in sales, revenue and income of Magellan, attributable in part to projected sales, revenues and income of SkyHook and has, nevertheless, determined to complete the sale of the Shares to Purchasers.

     3. Representations and Warranties of Purchasers. Purchasers represent and warrant to Hughes that this Agreement has been authorized by each of Purchasers and, when executed and delivered by Purchasers, will constitute the valid and legally binding obligation of each Purchaser.

     4.   Securities Act of 1933.

          4.1  Investment Representation.

               (a) This Agreement is made with Purchasers in reliance upon Purchasers' representations to Magellan, which by his acceptance hereof, each Purchaser hereby confirms (and authorizes Magellan to rely upon) that the Shares to be received will be acquired for investment for an indefinite period for his own account and not with a view to the sale or distribution of any part thereof, and that he has no present intention of selling or otherwise distributing the same, but subject, nevertheless, to any requirement of law that the disposition of his property shall at all times be within his control. By executing this Agreement, each Purchaser further represents he does not have any contract, undertaking, agreement or arrangement with any person to sell or transfer to such person any of the Shares.

               (b) Purchasers understand that the Shares are not and may never be registered under the Act on the ground that the sale provided for in this Agreement and the transfer of the Shares is exempt pursuant to the Act and that Magellan's reliance on such exemption is predicated on Purchasers' representations set forth herein.

               (c) Each Purchaser agrees that in no event will he make a disposition of any of the Shares unless the Shares shall have been registered under the Act or until (i) he shall have notified Magellan with a statement of the circumstances surrounding the proposed disposition and (ii) he shall have furnished Magellan with an opinion of counsel reasonably satisfactory to Magellan to the effect that (A) such disposition will not require registration of such Shares under the Act, and (B) that appropriate action necessary for compliance with the Act has been taken.

               (d) Each Purchaser represents that he is able to fend for himself in the transaction contemplated by this Agreement, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of his investment, has the ability to bear the economic risks of his investment and has been furnished with and has had access to such information as would be made available in the form of a registration statement together with such additional information as is necessary to verify the accuracy of the information supplied and to have all questions which have been asked, answered.

               (e) Each Purchaser understands that if a registration statement covering the Shares under the Act is not in effect when he desires to sell any of the Shares, he may be required to hold such Shares for an indeterminate period. Each Purchaser also acknowledges that he understands that any sale of the Shares which might be made by him in reliance upon Rule 144 under the Act may be made only in limited amounts in accordance with the terms and conditions of that Rule.

          4.2 Legends. All certificates for the Shares shall bear substantially the following legend:

          "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT PURPOSES. SAID SHARES MAY NOT BE SOLD OR TRANSFERRED UNLESS (A) THEY HAVE BEEN REGISTERED UNDER SAID ACT, OR (B) THE COMPANY'S TRANSFER AGENT IS PRESENTED WITH EITHER A WRITTEN OPINION SATISFACTORY TO COUNSEL FOR THE COMPANY OR A 'NO-ACTION' OR INTERPRETIVE LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE CIRCUMSTANCES OF SUCH SALE OR TRANSFER."

     5.   Miscellaneous.

          5.1 Entire Contract. Except as specifically referenced herein, this Agreement constitutes the entire contract among the parties hereto concerning the subject matter hereof and no party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein. Any previous agreement among the parties related to the transactions described herein is superseded hereby. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

          5.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Utah.

          5.3 Titles and Subtitles. The titles of the paragraphs and subparagraphs of this Agreement are for convenience and are not to be considered in construing this Agreement.

          5.4 Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail, addressed to a party at its address hereinafter shown below its signature or at such other address as such party may designate by ten (10) days advance written notice to the other party.

          5.5 Survival of Warranties. The warranties and representations of Hughes and Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing hereunder.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first written above.

                                 THE REGINALD HUGHES FAMILY LIMITED
                                   PARTNERSHIP


                                 By /s/ REGINALD L. HUGHES
                                   -------------------------------------
                                   Reginald L. Hughes, General Partner

                                 THE WILLIAM A. FRESH INVESTMENT
                                   COMPANY


                                 By /s/ WILLIAM A. FRESH
                                   -------------------------------------
                                   William A. Fresh, President
                                   Address:  2238 East Gambel Oak Drive
                                             Sandy, Utah  84092
                                   No. of Shares:    53,000



                                 /s/ DOUGLAS M. ANGUS
                                   -------------------------------------
                                   Douglas M. Angus
                                   Address:  589 East 2150 West
                                             Bountiful, Utah 84010
                                   No. of Shares:    20,000



                                 /s/ BLAIR K. BLACKER
                                   -------------------------------------
                                   Blair K. Blacker
                                   Address:  c/o  SkyHook Technologies, Inc.
                                             1216 South 1580 West, Suite B
                                             Orem, Utah 84058
                                   No. of Shares:    13,500



                                 /s/ IRVING MONCLOVA
                                   -------------------------------------
                                   Irving MonClova
                                   Address:  1064 Heather Gate Court
                                             Lexington, Kentucky 40511
                                   No. of Shares:    13,500

                        MAGELLAN TECHNOLOGY, INC.

                           POWER OF ATTORNEY

     For Executing Forms 3, 4 and 5 and Schedule 13G and Schedule 13D

     Know all by these presents, that the undersigned hereby constitutes and appoints Richard G. Brown signing singly, its true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder as a result of the undersigned's ownership of or transactions in securities of Magellan Technology, Inc.;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13G or 13D and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by each such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

     Photographic copies of this Power of Attorney shall have the same force and effect as the original.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February, 1997.

                              WAF Investment Company, a Utah limited
                                partnership

                               /s/ WILLIAM A. FRESH
                               --------------------------------------
                               By: William A. Fresh, General Partner